Exhibit 99.1

Key updates communicated during Q3 2021

30 September 2021

Key updates communicated during Q3 2021

Revenues:

  At the Bank of America annual financials conference on September 23, our CFO outlined that we expect at least € 25 billion of revenues for 2022. This is driven by all four core businesses running either in line with or ahead of the plan we shared with investors at the Investor Deep Dive in December 2020
  For the Investment Bank, we indicated that we expect Q3 2021 revenues to be down only approximately 10% yoy compared to a strong quarter last year
  At the Barclays financials conference on September 14 and at the Bank of America conference we reconfirmed that we expect our Investment Bank revenues for 2021 to be very close to 2020 levels. In addition, we confirmed the quarterly run-rate of sustainable revenues between € 2 to € 2.5 billion, keeping seasonality in mind
  With regard to Asset Management, our CFO also re-affirmed that DWS stands by its disclosures, as outlined in DWS’ public statement regarding the recent allegations. Furthermore, we remarked that from a performance perspective, at this point, we are not seeing an impact in terms of inflows or assets under management at DWS. We are nevertheless very focused on managing through this process, communicating with clients, and ensuring that the impact is as small as possible

Provision for credit losses:

  At the Bank of America conference, our CFO updated the full year 2021 CLP guidance to around 15 bps of loans, as the potential upside from benign credit trends we indicated earlier in the year has materialized. Furthermore, we indicated that we expect credit loss provisions of around € 150 million for Q3
  Regarding the recent headlines around certain obligors in China, we cited that we did not have any direct credit exposure and we were not aware of any indirect exposures. Our overall portfolio in the region is of high quality and our exposures are mostly to selected subsidiaries of multinationals, tier one financial institutions and state-owned enterprises

Costs:

  Our CFO reaffirmed our cost to income ratio target for 2022 of 70% at the Bank of America conference and our CEO reiterated this target at the JPM Bank CEO series on September 24
  In our Q2 earnings disclosure, we announced new cost reduction initiatives which we expected at the time to potentially require the incurrence of further transformation charges

  At the Bank of America conference, we quantified the additional transformation charges to be around € 700 million bringing the total estimated transformation related effects to € 8.8 billion
  We provided further details around the incremental transformation charges:
  ~ € 400 million of additional IT related transformation charges, ~ € 200 million additional Restructuring & Severance costs and ~ € 100 million of additional real estate related charges
  We expect these additional charges to be largely booked by end of this year and expect to see the cost saving impact of the initiatives as early as Q4
  With regard to Q3 in particular, we expect transformation charges to be significantly higher compared to the previous quarter, largely reflecting the IT related charges
  Bearing in mind the above factors cited, we do not expect the balance of these movements to change our outlook or to result in a materially different view of our profitability in relation to the published consensus from September 9
  We expect to have essentially fully booked the now overall € 8.8 billion transformation related effects, as we look to close 2021

Impact of the ruling of Federal Court (BGH) on the Private Bank:

  With the release of our Q2 results, we detailed the numbers relating to the BGH ruling impact. We incurred € 130 million relating to a litigation provision as well as foregone revenues of about € 94 million. Going forward, we expect that we will again incur around the same amount of foregone revenues in Q3 and a much smaller amount in Q4, as we had previously indicated
  At the Bank of America conference we provided an update on the progress of putting the updated customer agreements in place. We stated that we expect roughly 2/3 of the impacted client base to have consented by the end of Q3. This is in line with the expectations we outlined in Q2 for Q3 and Q4

CET1 ratio:

  At our Q2 results we said that we expect to end the year with a CET1 ratio of around 13%. Overall, we reiterated our CET 1 ratio target to remain above 12.5%, in line with the expected CET 1 ratio around 13% for the rest of the year
  Relating to our capital distribution plans, we disclosed at Q2 that we have deducted € 575 million for dividends from our first half 2021 earnings under standard ECB rules in the consolidated CET1 capital calculation. We will continue to assess capital distribution options for 2022. Furthermore, we confirmed at the JPM Bank CEO Series that we have factored in the Basel III final framework impact in our distribution plans for 2022

Ratings:

  Following the outlook revisions of all mandated rating agencies over the last 12 months, we saw two upgrades in the third quarter. Both Moody’s and Fitch kept the ratings on positive outlook after the upgrade, indicating the potential for further upgrades in the future
  On August 4, Moody’s upgraded all of Deutsche Bank’s credit ratings, while keeping the outlook on ‘positive’. Moody’s cited the successful execution of the bank’s transformation, the refocused strategy is paying off with well positioned core businesses, cost discipline, strong risk management as well as a conservative balance sheet management
  On September 23, Fitch upgraded all long-term ratings by one notch, including the counterparty and depositor rating that will move back into A territory. The agency also kept us on a positive outlook after the upgrade.
  Fitch pointed to successful execution of Deutsche Bank’s transformation programme, including a stable business model and strategy, a strong risk profile, good progress on cost reductions as well as a solid capital base together with a conservative balance sheet management

Next significant events:

  October 27, 2021 – Q3 2021 results
  October 29, 2021 – Q3 2021 results – Fixed Income Call
  January 27, 2022 – Q4 2021 results (updated from previously February 3, 2022)
  March 10, 2022 – Investor Deep Dive 2022

Disclaimer

This document contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the US Securities and Exchange Commission (SEC). Such factors are described in detail in our US SEC Annual Report on Form 20-F dated 12 March 2021 under the heading “Risk Factors”. Copies of this document are available upon request or can be downloaded from www.db.com/ir.